BIGLARI HOLDINGS INC.
175 East Houston Street, Suite 1300
San Antonio, Texas 78205

June 7, 2010

VIA EDGAR
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Biglari Holdings Inc.
Registration Statement on Form S-4
File No. 333-166445
Filed on April 30, 2010

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Biglari Holdings Inc. (the “Company”) hereby respectfully requests the withdrawal of its Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) on April 30, 2010 (File No. 333-166445), as amended, together with all exhibits thereto (collectively, the “Registration Statement”).

The Registration Statement was originally filed with the Commission in connection with the commencement of an exchange offer (the “Exchange Offer”) to acquire shares of common stock of Advance Auto Parts, Inc. (“Advance”). On June 4, 2010, the Company announced that it had terminated the Exchange Offer, without accepting for exchange or exchanging any shares of Advance common stock, because a condition to the Exchange Offer set forth in the Registration Statement had not been satisfied as of the expiration date of the Exchange Offer. As a result of the termination of the Exchange Offer, the Company is submitting this request for withdrawal of the Registration Statement.  The Registration Statement has not been declared effective by the Commission and no securities were sold in connection with the Exchange Offer. The tendered shares of Advance common stock are being promptly returned without expense to the tendering stockholders.

The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

The Company also requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use.

If you have any questions related to this request, please contact the Company’s counsel, Michael R. Neidell, of Olshan Grundman Frome Rosenzweig & Wolosky LLP, at (212) 451-2230.

Very truly yours,

BIGLARI HOLDINGS INC.

By:	/s/ Duane E. Geiger
Duane E. Geiger
Interim Chief Financial Officer